November 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	German American Bancorp, Inc.

Registration Statement on Form S-4 filed October 20,

2021, as amended by Amendment No. 1 filed October 29,

2021 and Amendment No. 2 filed November 1, 2021

File No. 333-260386

Dear Ms. Livingston:

In accordance with Rule 461 under the Securities Act of 1933, as amended, German American Bancorp, Inc. hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. (EDT) on Wednesday, November 3, 2021, or as soon as practicable thereafter.

Please contact Bradley C. Arnett of Dentons Bingham Greenebaum LLP at (513) 455-7611 with any questions you may have regarding this request. In addition, please notify Mr. Arnett by telephone when this request for acceleration has been granted.

Sincerely,

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder
Mark A. Schroeder, Chairman and Chief Executive Officer

cc:	Bradley C. Arnett, Esq., Dentons Bingham Greenebaum LLP

Jeremy E. Hill, Esq., Dentons Bingham Greenebaum LLP